                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 -------------


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                         COMMISSION FILE NUMBER: 1-1927


                                 -------------


                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                            (FULL TITLE OF THE PLAN)


                                 -------------


                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

         The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the "Plan") for the fiscal year ended December 31, 2003, together with the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 31, 2002, the fiscal year end of the Plan was changed from December 30 to December 31. The Financial Statements of the Plan included herein cover the December 31, 2002 one-day transition period.

EXHIBITS.

         EXHIBIT 23. CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statements, Nos. 333-84352 and 33-65183, on Form S-8.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                            THE GOODYEAR TIRE & RUBBER COMPANY,

                            PLAN ADMINISTRATOR OF THE GOODYEAR TIRE &
                            RUBBER COMPANY EMPLOYEE SAVINGS PLAN
                            FOR BARGAINING UNIT EMPLOYEES



Dated:  June 28, 2004            By: /s/ Darren Wells
                                     ------------------------------------------
                                     Darren Wells, Vice President and Treasurer

                                                                         ANNEX A

                                                                              TO

                                                                       FORM 11-K

                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND
DECEMBER 31, 2002

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

                                                                                           PAGE
                                                                                           ----
Report of Independent Registered Public Accounting Firm                                     2

Financial Statements:

   Statement of Net Assets Available for Plan Benefits at
   December 31, 2003 and December 31, 2002                                                  3

   Statement of Changes in Net Assets Available for Plan
   Benefits for the Year Ended December 31, 2003 and for the
   One Day Plan Period Ended December 31, 2002                                              3

   Notes to Financial Statements                                                           4-16

Supplemental Information
   Schedule of Assets (Held at End of Year)                                             Schedule I

Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
              Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator
of the Employee Savings Plan for Bargaining
Unit Employees (sponsored by The Goodyear
Tire & Rubber Company)

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Employee Savings Plan for Bargaining Unit Employees (the "Plan") (sponsored by The Goodyear Tire & Rubber Company) at December 31, 2003 and December 31, 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 and for the one day plan period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 25, 2004

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
------------------------------------------------------------------------------

(Dollars in Thousands)                                                                    December 31,        December 31,
                                                                                             2003                 2002
                                                                                     ------------------    -----------------
Plan's Interest in Master Trust at fair value                                          $  629,160            $  551,493

Promissory Notes                                                                           43,268                44,794
                                                                                     ------------------    -----------------

Net Assets Available for Plan Benefits                                                 $  672,428            $  596,287
                                                                                     ==================    =================


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                                                        One Day Plan
Investment Income:                                                                        Year Ended          Period Ended
                                                                                         December 31,          December 31,
                                                                                            2003                  2002
                                                                                     --------------------- -------------------
Contributions:
    Employer Contributions                                                           $          5,081       $             3
    Employee Contributions                                                                     43,776                     -
                                                                                     --------------------- -------------------
     Total additions                                                                           48,857                     3

Deductions:
     Benefits Paid to Participants or Their Beneficiaries                                     (58,138)                    -
     Net Transfers Out                                                                           (531)                    -

Interest From Promissory Notes                                                                  2,425                     -

Investment Gain from Plan's Interest in Master Trust                                           83,528                   914
                                                                                     --------------------- -------------------

Increase in Assets Available for Plan Benefits During the Plan Period                          76,141                   917

Net Assets Available for Plan Benefits at Beginning of Plan Year                              596,287               595,370
                                                                                     --------------------- -------------------

Net Assets Available for Plan Benefits at End of Plan Year                           $        672,428       $       596,287
                                                                                     ===================== ===================


The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING

     The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective November 1, 1995.

     PLAN YEAR

     The Plan Year is a calendar year. Effective December 31, 2002, the Plan was amended to change the plan year-end from December 30 to December 31 of each year.

     TRUST ASSETS

     Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust (the "Commingled Trust") administered by the Trustee. The Company sponsored two savings plans at December 31, 2003 and December 31, 2002, respectively, that participated in the master trust. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee

     ASSET VALUATION

     The majority of the assets of the Plan are valued at fair market value. Investments in the Goodyear Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value (See Note 9). Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, and Self-Directed Account are valued based on units of participation in commingled funds or mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a daily basis.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

     INCOME RECOGNITION

     Employer and employee contributions are recognized in Plan assets on the accrual basis of accounting.

     Dividend income is recorded on the ex-dividend date.

     Interest income is recorded as earned.

     Appreciation or depreciation on Goodyear common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

     CONCENTRATION OF CREDIT RISK

     The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity (See Note 9).

     The Goodyear Stock Fund invests primarily in the Common Stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Plan Benefits.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

     RISK AND UNCERTAINTIES

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

2.   GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

     INCEPTION

     The Plan is a defined contribution plan, which became effective July 1, 1984.

     ELIGIBILITY

     All salaried, hourly, and U.S. expatriate employees, including officers, of the Company are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company. At December 31, 2003 and December 31, 2002, approximately 17,200 employees (18,400 in 2002) of the Company were eligible with approximately 11,600 employees (12,700 in 2002) participating in the Plan.

     VESTING

     Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed three years of continuous service with the Company.

     CONTRIBUTIONS

     Eligible employees may elect to contribute any whole percent from 1% to 50% of earnings including wages, bonuses, commissions, overtime and vacation pay into the Plan. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year subject to certain limitations under the Internal Revenue Code. Participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, Goodyear Stock Fund, and Self-Directed Account or in any combination of these ten funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent up to the 15th day of the month for changes to be effective on the 1st day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th day of the prior month. Employees may suspend their contributions at any time effective immediately.

     The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

     The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. Effective April 20, 2003, the Employer Matching Contributions were suspended; on the same date, any participant who has a vested interest in the Goodyear Stock Fund attributable to Matching Employer Contributions (or a Beneficiary with respect to any such participant) may elect at any time to transfer all or a portion of the vested interest to another investment fund.

     The Plan provides the Company the ability to establish a minimum contribution level for each Plan year. The minimum contribution level is first satisfied from employee contributions and the remainder is satisfied by employer contributions. In the event the minimum contribution level exceeds the sum of the employee contributions and employer matching contributions, the excess is allocated to the participants' accounts to the extent permitted. The remainder is held in a suspense account, which is applied to reduce employer contributions in the following Plan years. On May 20, 2003, the Plan was amended to remove the minimum contribution provisions effective December 31, 2002.

      INVESTMENTS

     The Trustee of the Plan maintains the following eleven funds under the
     Plan:

     - Stable Value Fund - Employee contributions are invested in various investment contracts that provide for rates of return for particular periods of time. The Guaranteed Investment Contracts and the Short-Term Investments Fund are the current investments related to this fund.

     - Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Income and Growth Fund is the current investment related to this fund.

     - Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Moderate Asset Allocation Fund is the current investment related to this fund.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

     - Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Life Solutions Aggressive Fund is the current investment related to this fund.

     - S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends. The Collective Daily Stock Index Fund is the current investment related to this fund.

     - Large Capitalization Stock Equity Fund - Employee contributions are invested in a mutual fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation. The American Century Investor's Income Ultra Fund is the current investment related to this fund.

     - Small Capitalization Stock Equity Fund - Employee contributions are invested in a mutual fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth. The Franklin Strategic Series Small Cap Fund II is the current investment related to this fund.

     - International Stock Equity Fund - Employee contributions are invested in a mutual fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth. The Templeton Foreign Fund is the current investment related to this fund.

     - Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1%. The Promissory Notes are the current investments related to this fund.

     - Goodyear Stock Fund - Employer and employee contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 2003, the price per share of Goodyear common stock ranged from $8.10 to $3.57 (6.60 to 28.31 during 2002). The closing price per share of Goodyear common stock on The New York Stock Exchange was $7.86 at December 31, 2003 ($6.81 at December 31, 2002). The common stock of The Goodyear Tire & Rubber Company and the Short-Term Investments Fund are the current investments related to this fund. The portion of this fund related to employer contributions was converted to an employee stock ownership plan (ESOP) effective December 31, 2001.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

     - Self-Directed Account - Employee contributions are invested in the mutual fund(s) of the participant's choice through the establishment of a brokerage account for the participant administered by Charles Schwab.

     PARTICIPANT ACCOUNTS

     A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, Loan Investment Fund, and Goodyear Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

     Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, Goodyear Stock Fund, and Self-Directed Account are reflected in the unit value of the fund which affects the value of the participants' accounts.

     PLAN WITHDRAWALS AND DISTRIBUTIONS

     Participants may withdraw vested amounts from their accounts if they:

     -    Attain the age of 59 1/2, or
     -    Qualify for a financial hardship.

     The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 6 months subsequent to a financial hardship withdrawal.

     Participant vested amounts are payable upon retirement, death or other termination of employment.

     Under the ESOP, participants may elect to receive in cash the dividend on the Goodyear stock held in their employer match account.

     All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. For the December 31, 2003 and December 31, 2002 Plan year, the Plan had forfeiture credits in the amounts of $1,604 and $0, respectively.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

     PROMISSORY NOTES

     Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate that will be established at the time of the loan application. The interest rate at the beginning of 2003 Plan year was 5.25%, which decreased throughout the year to 5.00% at December 31, 2003. The interest rate in effect for the one day plan period ended December 31, 2002 was 5.25%.

     Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan.

     ROLLOVERS

     Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

     EXPENSES

     Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and, recordkeeping services are paid from such Funds, which reduces the investment return reported and credited to participant accounts.

     TERMINATION PROVISIONS

     The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

3.   RELATED PARTY TRANSACTIONS:

     The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

     The Goodyear Stock Fund is designed primarily for investment in common stock of the Company.


4.   TAX STATUS OF THE PLAN:

     The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2003 that the Plan is qualified and the trust established for the plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code.


5.   LITIGATION:

     On October 22, 2003, the Company announced that it would restate its financial results for the years ended 1998-2002 and for the first and second quarters of 2003. Following this announcement, at least 11 lawsuits have been filed in the United States District Court for the Northern District of Ohio against the Company, the trustee, and current and/or former officers of the Company including Samir G. Gibara, Robert W. Tieken, Robert J. Keegan, Stephanie W. Bergeron, Kathleen T. Geier, Donald D. Harper, Darren R. Wells and others asserting breach of fiduciary duty claims under the Employee Retirement Income Security Act (ERISA) on behalf of a putative class of participants in the Company's Employee Savings Plan for Bargaining Unit Employees and the Company's Employee Savings Plan for Salaried Employees. The plaintiffs seek to represent a class of participants in these plans. While the Company believes the claims are without merit and intends to vigorously defend these lawsuits, it is unable to predict the outcome of these actions.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2003 and December 31, 2002 to the Form 5500:

     (Dollars in Thousands)                                                  December 31,          December 31,
                                                                                 2003                 2002
                                                                           -----------------     ----------------
     Net Assets Available for Plan Benefits per the Financial
     Statements                                                                 $672,428            $596,287

     Amounts Allocated to Withdrawing Participants                                  (514)               (658)
                                                                           -----------------     ----------------

     Net Assets Available for Plan Benefits per the Form 5500                   $671,914            $595,629
                                                                           =================     ================


      The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2003 and December 31, 2002 to the Form 5500:

     (Dollars in Thousands)                                                                             One Day Plan
                                                                                 Year Ended            Period Ended
                                                                                December 31,            December 31,
                                                                                    2003                    2002
                                                                             -----------------      ------------------

     Benefits Paid to Participants per the Financial Statements                   $58,138             $          -

     Add: Amounts Allocated to Withholding Participants                               514                      658

     Less: Amounts Allocated to Withdrawing Participants at
     December 31, 2002 and December 30, 2002                                         (658)                    (658)
                                                                             -----------------     -------------------

     Benefits Paid to Participants per the Form 5500                              $57,994             $          -
                                                                             =================     ===================

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year end, but not yet paid as of that date.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------

7.   FINANCIAL DATA OF THE MASTER TRUST:

     A portion of the Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan. Each Participating plan has an undivided interest in the Master Trust. At December 31, 2003 and December 31, 2002, the Plan's interest in the net assets of the Master Trust was approximately 35.6% and 34.9% respectively. The Master Trust assets are held by The Northern Trust Company (Trustee).


     See pages 14 through 16 of these financial statements, which set forth the financial data of the master trust.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
-------------------------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                           December 31,        December 31,
                                                                                     2003               2002
                                                                                --------------      -------------
COMMINGLED FUNDS
State Street Income and Growth Fund,
    Cost $17,736 - 1,179,627 Units                                                $   20,941        $   17,197
State Street Moderate Asset Allocation Fund,
    Cost $45,530 - 3,051,369 Units                                                    58,722            48,549
State Street Life Solutions Aggressive Fund,
    Cost $26,130 - 1,513,126 Units                                                    30,587            21,653
Collective Daily Stock Index Fund,
    Cost $342,721 - 137,522 Units                                                    391,432*          307,843*

Short-Term Investments                                                                34,300            21,775
MUTUAL FUNDS
American Century Investor's Income Ultra Fund,
    Cost $90,798 - 2,846,833 Units                                                    76,087            58,783
Franklin Strategic Series Small Cap Fund II,
    Cost $124,751 - 13,746,501 Units                                                 145,975*           86,822*
Templeton Foreign Fund,
    Cost $36,971 - 3,914,847 Units                                                    41,702            31,017

Charles Schwab Self Directed Account                                                  16,402            12,000

COMMON STOCK OF THE GOODYEAR TIRE & RUBBER
COMPANY,** Cost $387,626 - 23,343,089 Units                                          176,628*          156,787*

GUARANTEED INVESTMENT CONTRACTS (SEE NOTE 9)                                         774,931*          815,801*
                                                                                  ----------        ----------
    Investment                                                                     1,767,707         1,578,227

Receivables:
    Accrued Interest and Dividends                                                       122               559
                                                                                  ----------        ----------
         Total Assets Available for Plan Benefits                                  1,767,829         1,578,786

Liabilities:
    Administrative Expenses Payable                                                      379                58
                                                                                  ----------        ----------
         Total Liabilities                                                               379                58
                                                                                  ----------        ----------
                  Net Assets Available for Plan Benefits                          $1,767,450        $1,578,728
                                                                                  ==========        ==========

 *Individual investment represents 5% or more of the Net Assets Available for Plan Benefits.
**Includes nonparticipant-directed investments.  See Note 8.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
-------------------------------------------------------------------------------

MASTER TRUST INVESTMENT INCOME:

     Investment income for the Master Trust is as follows:

     INVESTMENT INCOME:

     (Dollars in Thousands)                                                                      One Day Plan
                                                                        Year Ended               Period Ended
                                                                        December 31,             December 31,
                                                                            2003                      2002
                                                                    --------------------       ----------------
     Net Appreciation in Fair Value of Investments:
       Commingled Funds                                                 $    104,413             $       199
       Mutual Funds                                                           70,333                     583
       Common Stock                                                           29,230                   1,609
                                                                    --------------------       ----------------
                                                                             203,976                   2,391

     Interest                                                                 35,795                     111
     Administrative Expenses                                                    (778)                     (4)
                                                                    --------------------       -------------------
     Total Income                                                       $    238,993             $      2,498
                                                                    ====================       ===================

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
-------------------------------------------------------------------------------

8.   MASTER TRUST NON-PARTICIPANT DIRECTED INVESTMENTS:

     Employees of the Plan are allowed to make employee contributions to the Goodyear Stock Fund. Information about the significant components of the changes in net assets relating to the investments of the total Goodyear Stock Fund in the master trust is as follows:

     (Dollars in Thousands)                                                                        One Day Plan
                                                                              Year Ended           Period Ended
                                                                              December 31,         December 31,
                                                                                 2003                   2002
                                                                             --------------       --------------
     Changes in Net Assets:
          Employer Contributions                                              $    5,080             $     129
          Employee Contributions                                                   5,585                     -
          Interest Income                                                            298                     -
          Net Appreciation in Fair Market Value of Assets                         29,397                 1,609
          Benefits Paid to Participants or Their Beneficiaries                    (7,840)                    -
          Transfers Between Funds                                                 (9,362)                    -
                                                                             -----------             ---------

     Increase in Net Assets During Plan Period                                    23,158                 1,738

     Net Assets at Beginning of Plan Year                                        162,141               160,403
                                                                             -----------             ---------

     Net Assets at End of Plan Year                                          $   185,299             $ 162,141
                                                                             ===========             =========

     Non-participant Directed Assets at End of Plan Year                     $     5,664             $  98,344
                                                                             ===========             =========


9.   GUARANTEED INVESTMENT CONTRACTS:

     The master trust holds fully benefit-responsive guaranteed investment contracts (GICs), which are presented at contract value in the Statement of Net Assets Available for Plan Benefits as previously stated in Note 1. The fair values of the GICs at December 31, 2003 and December 31, 2002 were approximately $858,509,000 and $741,712,000, respectively. The average effective yield and the average crediting interest rate associated with the GICs were approximately 4.74% and 5.04% at December 31, 2003 and December 31, 2002, respectively. The GICs in the master trust are of various types and primarily have zero minimum crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis.

THE GOODYEAR TIRE & RUBBER COMPANY                                    SCHEDULE I

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
EMPLOYER IDENTIFICATION NUMBER: 34-0253240, PLAN NUMBER: 006

(a)  (b) IDENTITY OF ISSUER, BORROWER   (c) DESCRIPTION OF INVESTMENT   (d) COST   (e) CURRENT VALUE
         LESSOR OR SIMILAR PARTY            INCLUDING MATURITY DATE,
                                            RATE OF INTEREST,
                                            COLLATERAL PAR, OR
                                            MATURITY VALUE

         PARTICIPANT LOANS                          5% - 5.25%             $ -      $ 43,267,620.00
